File no: 82-35012

07022353

Detica

S[illegible] Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

RECEIVED
APR 13 2007
SEC MAIL PROCESSING SECTION WASH. D.C.

Our ref: 07-FIV100C103

23 March 2007

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

21.03.07	Annual Return submitted to Companies House
22.03.07	Financial Services Authority – Disclosure under DTR 5
23.03.07	Financial Services Authority

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

PROCESSED
APR 16 2007
THOMSON FINANCIAL

John Woollhead

Company Secretary

Enc

Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Holding(s) in Company
Released	14:19 23-Mar-07
Number	6212T

Detica

23 March 2007

Detica Group plc

Notification of Interest(s)

Detica Group plc ("the Group") has received notification from Zurich Financial Services stating that, following the implementation of the Transparency Directive, there would be no requirement for Zurich Financial Services to inform the Group of its voting rights in relation to the shares of Detica Group plc as at 20 January 2007.

Enquiries:

Financial Dynamics
Edward Bridges / Matt Dixon   +44 (0)20 7831 3113

END

Close

Company Name
DETICA GROUP PLC

363s Annual Return

Companies House — for the record —

Company Type
Public Limited Company

Company Number
3328242
Information extracted from Companies House records on
27th February 2007

> Please check the details printed in the "**Current details**" column.
> If any details are wrong, strike them through and write the correct details in the "**Amended details**" column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: 3328242/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Priestley Road** **Surrey Research Park** **Guildford** **Surrey GU2 7YP**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Surrey Research Park** **Guildford** **Surrey** **GU2 7YP**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Surrey Research Park** **Guildford** **Surrey** **GU2 7YP**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **John Andrew WOOLLHEAD** **Address** **23 Ruxley Ridge** **Claygate** **Esher** **Surrey** **KT10 0HZ**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of change __ / __ / ____ Date John Andrew WOOLLHEAD ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **John Christopher BANKS** **Address** **Copyhold** **Lock Lane** **Partridge Green** **West Sussex** **RH13 8EF** **Date of birth** **04/03/1950** **Nationality** **British** **Occupation** **Chartered Accountant**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of birth __ / __ / ____ Nationality __________ Occupation __________ Date of change __ / __ / ____ Date John Christopher BANKS ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Dr Thomas Joseph BLACK BSC DPHIL MIEE CENG** **Address** **Nursted Barns** **Buriton** **Petersfield** **Hampshire** **GU31 5RW** **Date of birth 14/12/1959** **Nationality British** **Occupation Consulting Engineer**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Dr Thomas Joseph BLACK BSC DPHIL MIEE CENG ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Christopher John CONWAY** **Address** **32 Pensford Avenue** **Richmond** **Surrey** **TW9 4HP** **Date of birth 03/11/1944** **Nationality Irish** **Occupation Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Christopher John CONWAY ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Colin Michael EVANS** **Address** **Chesterton** **Three Gates Lane** **Haslemere** **Surrey** **GU27 2LD** **Date of birth** **20/01/1968** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Colin Michael EVANS ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Amanda Jane GRADDEN** **Address** **Flat 2 10A Market Mews** **London** **W1J 7BZ** **Date of birth** **04/03/1968** **Nationality** **British** **Occupation** **Chartered Accountant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Amanda Jane GRADDEN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Mark David MAYHEW**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985.
	Address **Ashdown House** **Miles Lane** **Cobham** **Surrey** **KT11 2EA**	Address ______ ______ ______
	Date of birth **20/09/1959**	UK Postcode ____ ___
	Nationality **British**	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** **Director**	Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Mark David MAYHEW ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 2P SHARES	113,577,081	2,271,541.62

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 113,577,081

Aggregate Nominal Value of issued shares: 2,271,541.62

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☑ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 05/03/2006

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 16/03/2007.

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***5/3/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **5th March 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JOHN WOOLLHEAD

Telephone number *inc code*: 01483 516900

Address: REGISTERED OFFICE

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____

Postcode __ __ __ __ __ __ __

END